UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 001-37558

NABRIVA THERAPEUTICS AG

(Translation of registrant’s name into English)

Leberstrasse 20

1110 Vienna, Austria; Tel: +43 (0)1 740 930

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Officer

On April 7, 2016, Ralf Schmid provided notice of his resignation as chief financial officer and chief operating officer of Nabriva Therapeutics AG (the “Company”) in order to pursue other interests. Mr. Schmid’s resignation will become effective May 31, 2016 (the “Separation Date”). From the Separation Date through August 31, 2016, Mr. Schmid has agreed to provide consulting services to the Company on an as requested basis. The Company expects to enter into a consulting agreement with Mr. Schmid on or before the Separation Date to formally document this arrangement.

The Company has commenced a search for a new chief financial officer to be based in the Company’s King of Prussia, Pennsylvania office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
Colin Broom
Chief Executive Officer

Date: April 8, 2016

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